

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Michael J. Daniels
President
Court Document Services, Inc.
1913 South Florida Ave.
Lakeland, FL 33803

> **Re:** **Court Document Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 19, 2012**
> **File No. 333-181276**

Dear Mr. Daniels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus Summary, page I-1

1. We note your response to comment 4 from our letter dated June 4, 2012. Please revise this section to state that Mr. Kelson is an independent contractor with the company rather than an employee.

The Offering, page I-2

2. We note your response to comment 6 from our letter dated June 4, 2012 and reissue. At the top of the page you state "we are offering to sell up to 586,066 shares of common stock…" Please revise this section and elsewhere as appropriate to state that it is the selling shareholders that are selling the shares being registered, not the company.

Risk Factors, page I-3

General

3. We note your response to comment 1 from our letter dated June 4, 2012. Please further revise your disclosure to provide a risk factor explaining that your election not to opt out of the extended transition period allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Jumpstart Our Business Startups Act, page I-21

4. Please clarify that the JOBS Act only exempts audit firms from rules pertaining to <u>an audit</u> of emerging growth company unless the SEC determines that the application of such additional requirements is necessary.

Financial Statements

Statement of Operations, pages F-4 and F-13

5. We reiterate comment 17 from our letter dated June 4, 2012. Please revise your statements of operations to separately report costs of services. You should also separately report any other material costs and expenses, such as provisions for income tax. Otherwise please advise.

Balance Sheets, page F-12

6. We note the reported amounts for accumulated deficit and total stockholders' deficiency as of March 31, 2012 and December 31, 2011 do not reconcile given the reported net loss of $3,491 for the three months ended March 31, 2012. Similarly, the reported changes in accounts payable and deferred revenue appearing on your statement of cash flows for the three months ending March 31, 2012 do not agree with the actual changes in the respective balance sheet line-items as of March 31, 2012 when compared to December 31, 2011. Please make the appropriate corrections to your financial statements or explain to us why such revisions are unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director